Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust provides conversion and tax information to former
    Petrofund unitholders

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to welcome former Petrofund unitholders and to remind them of certain information regarding the conversion of Petrofund units to Penn West units

    CALGARY, Oct. 5 /CNW/ - On June 30, 2006, Penn West Energy Trust ("Penn
West") merged with Petrofund Energy Trust ("Petrofund") creating the largest conventional energy trust in North America with an estimated enterprise value of $11 billion and production of approximately 133,000 boe per day. Combined proved plus probable reserves (as of December 31, 2005) were 515 mmboe with a reserve life index of approximately 10.5 years. Current monthly distributions are CDN$0.34 per unit.
    On behalf of Penn West's Board of Directors, management team and employees, the Trust would like to welcome all former Petrofund unitholders to
Penn West. We believe the new combined trust allows Petrofund and Penn West unitholders to participate in a larger, stronger and more efficient trust that is better positioned to pursue the existing business models of Penn West and
Petrofund, both of which emphasized long-term stability.
    Penn West possesses high quality, long-life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team. Penn West has a diversified portfolio of conventional oil and natural gas assets approximately balanced between oil and natural gas, a significant inventory of undeveloped land that spans the four western provinces of Canada, coal bed methane opportunities as well as significant resource-play potential in the Peace River Oil Sands of Northern Alberta and
CO2 enhanced oil recovery in the Pembina, Swan Hills, Midale and Weyburn light oil pool areas.
    Penn West is committed to a business plan and strategy focused on active management and long-term vision with respect to our oil and natural gas assets, and on the health and safety of our employees and the public, with an emphasis on minimizing the environmental impact of our operations. Our near-term plan is focused on improving capital and operating efficiency through the development and optimization of our extensive inventory of producing assets. For the medium-term, we are focused on future cash-flow opportunities from the farm out of our large, diversified land base. In the long-term, we are reviewing our coal bed methane amenable lands and are working towards realizing significant production and reserve additions first from conventional methods and then through enhanced recovery in the Peace
River Oil Sands area, and enhanced oil recovery using CO2 in some of Canada's largest light oil pools including Pembina, Swan Hills, Weyburn and Midale.
    For further information about Penn West, please visit our website at
www.pennwest.com. If you have any questions, you may contact our investor relations team by phone at 1-888-770-2633, or by e-mail at
investor_relations(at)pennwest.com.
    The following contains information regarding the conversion of Petrofund units to Penn West units, as well as some taxation information regarding the merger. Please take a moment to review the information to ensure you have completed any applicable steps that may pertain to the exchange of your
Petrofund units.

    Converting your Petrofund units to Penn West units (Canada, U.S. and other non-residents)
    --------------------------------------------------------------------

    As a former Petrofund unitholder, your Petrofund units were exchanged at the rate of 0.6 units of Penn West for each Petrofund unit held prior to the merger. Additionally, you were entitled to a special one-time distribution of
CDN$1.10 per Petrofund unit held prior to the merger. Of this amount, CDN$0.10 was to align the distribution record dates of the trusts.
    If you were a beneficial holder (i.e. your units were held through a broker or some other financial institution), your units should have been converted for you automatically. If you are a registered unitholder (i.e. you hold the unit certificates in your own name), you should have received a
Letter of Transmittal in the mail. If you haven't already done so, you will need to complete the Letter of Transmittal, and send it along with your certificates to our transfer agent, CIBC Mellon Trust Company ("CIBC Mellon").
You will not be able to receive any Penn West distribution payments until you have exchanged your Petrofund units for Penn West units.
    If you have not received a Letter of Transmittal, please contact CIBC
Mellon at 1-800-387-0825, or visit their website at www.cibcmellon.ca. The
Letter of Transmittal is also available for download on Penn West's website at
www.pennwest.com/investor/reports.html. Mailing instructions are on the Letter of Transmittal.

    Canadian Federal Income Tax Considerations on the Exchange of Units
    -------------------------------------------------------------------

    One step in the Plan of Arrangement to effect the merger was the exchange of Petrofund units to MFCorp Special Shares (which in turn are exchanged for
Penn West units). Canadian resident Petrofund unitholders have the option, under the provisions of Section 85 of the Income Tax Act (Canada), to defer all or a portion of the capital gain that would otherwise be recognized on the exchange. This tax election is only beneficial to Canadian resident Petrofund unitholders who are otherwise not exempt from tax under the Income Tax Act
(Canada) (e.g. not RRSP's, RRIF's, RESP's, pension funds, etc.).
    In order to make the tax election, Canadian resident Petrofund unitholders must prepare a completed tax election form. The tax election forms will require a signature from MFCorp in order to be complete. Tax forms pre-signed by MFCorp, as well as instructions for completing the forms, are available for download on Penn West's website at
www.pennwest.com/investor/tax_forms.html, or by contacting our investor relations department by phone at 1-888-770-2633, or by e-mail at
investor_relations(at)pennwest.com.
    If you do not wish to use the forms on Penn West's website, or you have other forms pertaining to your own personal tax situation that require a signature from MFCorp, you must submit your completed tax form to MFCorp for signature no later than October 31, 2006 in order for MFCorp to sign your form and return it to you for submission to the Canada Revenue Agency.
    The completed tax form must be submitted to the Canada Revenue Agency by
December 31, 2006.
    Former Petrofund unitholders are urged to consult their own tax advisors for advice on any additional filing requirements.

    U.S. Income Tax Considerations on the Exchange of Units
    -------------------------------------------------------

    Penn West has been advised that the exchange of Petrofund units for Penn
West units qualifies as a tax-deferred "Reorganization" for U.S. federal tax purposes under section 368(a)(1) of the Internal Revenue Code of 1986, and no
gain or loss should be recognized by a U.S. resident unitholder on the exchange of the units under the Plan of Arrangement.
    Management strongly encourages U.S. unitholders to review the "United
States Federal Income Tax Considerations" section on pages 79 through 90 of the Plan of Arrangement/Information Circular dated May 23, 2006 and consult their U.S. tax advisors as appropriate to their own circumstances.

    Forward-looking Statements
    --------------------------

    Statements in this news release regarding Penn West's production capacity, reserve quantities, business plan and strategy, and the tax treatment of the exchange of Petrofund trust units for Penn West trust units, may constitute forward-looking statements under applicable securities laws and necessarily involve risks and uncertainties, including, but not limited to, risks associated with oil and natural gas exploration, development, exploitation, production, marketing and transportation, loss of markets, currency fluctuations, imprecision of reserves estimates, environmental risks, competition, changes in tax laws and other regulations, uncertainty in the application of tax laws, incorrect assessments of the value of acquisitions, capital expenditure estimates, oil and natural gas price volatility, general economic, industry and stock market conditions, risks associated with the completion and integration of Penn West's proposed merger with Petrofund
Energy Trust, the failure of Penn West to successfully execute its business strategy, and the lack of ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Penn West's website (www.pennwest.com).
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Penn West undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:41e 05-OCT-06